Correspondence

May 23, 2006

Jennifer Hardy
Legal Branch Chief Mail Stop 7010
United States Securities and Exchange Commission
Washington, DC 20549-7010

RE:	PURE Bioscience First Amended Registration Statement on Form SB-2 Filed May 23, 2006 File No. 333-133500

Dear Ms. Hardy:

This correspondence responds to your comments dated May 15, 2006. This response letter is being transmitted via EDGAR on May 23, 2006.

Paper copies of the marked complete Amended Registration Statement are being sent by overnight delivery to arrive on May 24, 2006.

General

1.	Please identify the persons and/or entities acting as “experts” in connection with your registration statement and briefly describe the matters for which they have provided an opinion and/or report. In this regard, we note Exhibits 5.1 and 23.2 to your registration statement. Please also provide the information required by paragraph 23 of Schedule A to the Securities Act.

We have added the information regarding “experts.” Please see page 19 of the prospectus. Please see Experts and Interest of Named Counsel on page 19.

2.	We note that Mr. Brovarone is a director of your company and is delivering the legal opinion filed as Exhibit 5.1 to your registration statement. Please provide the information required by Item 509 of Regulation S-B. See Item 13 of Form SB-2.

We have added disclosure regarding our relationship with Mr. Brovarone. Please see Experts and Interest of Named Counsel on page 19.

Cover Page of Registration Statement

3.	We note that certain of the registered shares are issuable upon the exercise of outstanding warrants. Please revise the fee table to indicate those shares that are issued and outstanding and those shares that are issuable under warrants.

The table fee has been revised to differentiate between shares issued and outstanding and shares issuable under warrants and options.

4.	We note the statement in footnote (2) to the fee table. It does not appear that Rule 457 (H) would be applicable to your transaction, as it applies to securities that are offered under an employee benefit plan. Please revise accordingly.

Footnote (2) to the fee table has been corrected.

Cover Page of Prospectus

5.	We note the disclosure in the first paragraph. Please disclose that the registered shares include shares that are issuable upon exercise of outstanding warrants. In addition, please disclose that you will receive proceeds when the selling security holders exercise the warrants. Finally, please also comply with this comment in the section entitled “Overview” on page 3 and, as appropriate, elsewhere in your prospectus, including the sections entitled “Determination of Offering Price” on page 8 and “Plan of Distribution” on page 12.

The disclosure in the first paragraph, and elsewhere throughout the prospectus, has been amended to differentiate between shares issued and outstanding and shares issuable under warrants and options. In addition, we have added disclosure regarding the receipt of proceeds resulting from the exercise of warrants and options.

Risk Factors, page 4

6.	We note the statement in the second sentence of the introductory paragraph that “investors should consider the…information contained…in the other reports we have filed with the SEC…” Please note that you are not permitted to incorporate by reference. Please revise to delete this statement.

We have deleted the statement regarding incorporation by reference.

Use of Proceeds, page 8

7.	It appears that you will receive proceeds when selling security holders exercise the warrants. Please revise to provide the information required by Item 504 of Regulation S-B with respect to these proceeds.

We have added disclosure regarding the receipt and use of proceeds resulting from the exercise of warrants and options.

Selling Securities Holder, page 9

8.	Please disclose and briefly describe the transaction or series of transactions in which each selling security holder received its registered shares.

We have amended the disclosure as requested.

9.	Please disclose the natural persons with dispositive voting or investment control of each selling security holder that is not a natural person.

The footnotes to the Selling Security Holders table have been amended to include disclosure of natural persons with dispositive voting or investment control of each selling security holder that is not a natural person.

10.	If a selling security holder is not a natural person, please advise us as to whether it is a broker-dealer or an affiliate of a broker-dealer. In addition:
a.	If a selling security holder is a broker-dealer, please disclose that it is an underwriter; or
b	If a selling security holder is an affiliate of a broker-dealer, please disclose that (i) it purchased the registered shares in the ordinary course of business and (ii) at the time of the purchase it had no agreements or understandings, directly or indirectly, with any person to distribute the registered shares. If you cannot make these disclosures, please disclose that the selling security holder is an underwriter.

Except for the below described selling security holders affiliated with Taglich Brothers, Inc., a broker-dealer, none of the selling securities holders are a broker-dealer or an affiliate of a broker-dealer. The following selling security holders are affiliates of Taglich Brothers, Inc., and at the time of the purchase it had no agreements or understandings, directly or indirectly, with any person to distribute the registered shares:

Russell Bernier Richard Oh Michael N. Taglich	Michael Brunone Vincent M Palmieri Robert F. Taglich	Douglas E. Hailey Robert C. Schroeder IRA FBO Robert F Taglich Pershing LLC as Custodian Rollover Account

11.	Please clarity whether any selling security holder has had a material relationship with your company within the last three years. See Item 507 of Regulation S-B.

We have amended the disclosure as requested.

Plan of Distribution, page 12

12.	Your common stock appears to be a penny stock. Please discuss the disclosure obligations required by Rules 15g-2 through 15g-6 under the Exchange Act.

We have amended to include the disclosure required by Rules 15g-6 under the Exchange Act.

13.	We note the disclosure in the first paragraph. If a selling security holder enters into an agreement, after the effectiveness of your registration statement, to sell its shares to a broker-dealer as principal and that broker-dealer is acting as an underwriter, you need to file a post-effective amendment to your registration statement identifying the broker-dealer, providing the required information on the plan of distribution, revising the appropriate disclosers in your registration statement, and filing the agreement as an exhibit to your registration statement. Please revise the disclosure in this section to indicate that you will file a post-effective amendment addressing the above information. Additionally, prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department.

We have amended as requested.

14.	We note the disclosure in the second and third paragraphs. Please describe in greater detail the methods by which the selling security holders may sell their registered shares and confirm that you have disclosed all of the methods that they may use. In addition, please describe in greater detail the “by writing of options on the shares” method disclosed in the third bullet point, as investors may not be familiar with this method of distribution.

We have amended this section to provide greater detail regarding the methods by which the selling security holders may sell their registered shares. In addition, we have expanded the disclosure regarding writing options as requested.

Description of Securities, page 18 (formerly page 16)

15.	We note the disclosure in the last two sentences regarding the placement agent warrants. Please clarity whether these warrants cover all registered shares that are issuable upon exercise of warrants.

We have amended to clarify the disclosure regarding the warrants.

Item 28. Undertakings, Page II-3

16.	Please revise the undertakings set forth in the second paragraph to provide the undertakings in the exact form required by Item 512(a)(i) of Regulation S-B.

We have revised the undertakings in the second paragraph in accordance with Item 512(a)(i) of Regulation S-B.

17.     Please provide the undertaking required by Item 512(a)(3) of Regulation S-B.

We have revised to include the undertaking required by Item 512(a)(3) of Regulation S-B.

Signatures

18.	Your registration statement must be signed by each of your principal executive officer, principal financial officer, and principal accounting officer or controller. It does not appear that your principal accounting officer or controller has signed your registration statement. Please revise accordingly.

We have revised the signatures accordingly.

Exhibit 5.1

19.	We note the statements in the fourth paragraph. Please be advised that investors are entitled to rely on the opinion. Please have counsel revise accordingly.

The legal opinion has been revised to reflect investors’ entitlement to rely on the opinion.

Thank you for your assistance. Please contact me as necessary.

Sincerely,

/s/ Dennis Brovarone
Dennis Brovarone